November 16, 2010
VIA EDGAR AND HAND DELIVERY
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Tom Jones

Re:	Supplemental Information to Response Letter dated October 5, 2010 L&L Acquisition Corp. Registration Statement on Form S-1 File No. 333-168949 (the “Registration Statement”)
Dear Mr. Jones,
     On behalf of our client, L&L Acquisition Corp. (the “Company”), please find attached hereto a copy of the supplemental information previously provided with our letter dated October 5, 2010.
     We appreciate in advance your time and attention to this amendment, as well as to our comments. Should you have any additional questions or concerns, please call me at 212-813-8966.

Sincerely,
/s/ Michael D. Maline
Michael D. Maline

cc:	Mr. Russell Mancuso, SEC, Division of Corporation Finance
Mr. Patrick Landers, L&L Acquisition Corp.
Mr. John L. Shermyen, L&L Acquisition Corp.
Ms. Laura Hodges Taylor, Goodwin Procter LLP
Mr. Joel L. Rubinstein, McDermott Will & Emery LLP

L&L Acquisition Corp.
Exhibit A

Page in Marked Copy of
Amendment No. 1 to
Registration Statement on
Form S-1	Statement	Tab No.
59	In the U.S. alone, total healthcare expenditures increased from $253.4 billion in 1980 to approximately $2.3 trillion in 2008.	1
59	Spending on healthcare in the U.S. is projected to increase to $4.5 trillion by 2019.	2
59	CMS reports that healthcare spending rose 4.4% during 2008, compared to 0.0% in GDP.	3
59	Expressed as a percentage of GDP, CMS has reported that national healthcare spending increased from 9.1% in 1980 to 16.2% in 2008 and is projected to rise to approximately 19% of GDP by 2019.	4
59	These projections imply per capita spending of over $13,000 by 2019, from approximately $7,681 in 2008.	5
59	Public sources of funding account for approximately 47% of national health expenditures, and private sources account for approximately 53% of expenditures.	6
59	Together, these programs funded over $885 billion of healthcare benefits during 2009.	7
59	According to the Federal Interagency Forum on Aging-Related Statistics, citing the U.S. Census Bureau, in 1970 approximately 10% of the U.S. population was aged 65 and older; by 2008 this number had risen to approximately 13% of the population; and by the year 2030, the over-65 segment is expected to account for approximately 20% of the population.	8

TAB 1

Table 1
National Health Expenditures Aggregate, Per Capita Amounts, Percent Distribution,
and Average Annual Percent Growth, by Source of Funds: Selected Calendar Years 1960-2008

Item	1960	1970	1980	1990	1993	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008

	Billions of Dollars
National Health Expenditures	$27.5	$74.9	$253.4	$714.2	$912.5	$1,125.1	$1,190.0	$1,265.2	$1,352.9	$1,469.2	$1,602.4	$1,735.2	$1,855.4	$1,982.5	$2,112.5	$2,239.7	$2,338.7
Private	20.7	46.8	147.0	427.4	512.3	613.5	662.1	709.2	756.5	807.0	880.6	956.6	1015.5	1082.8	1136.8	1201.0	1232.0
Public	6.7	28.1	106.4	286.8	400.2	511.6	527.9	556.0	596.4	662.2	721.8	778.6	839.9	899.8	975.7	1038.7	1106.7
Federal	2.9	17.7	71.6	193.9	279.4	365.3	372.3	389.9	417.6	464.9	509.1	552.0	599.8	641.4	709.6	755.3	816.9
State and Local	3.9	10.4	34.8	92.9	120.8	146.3	155.6	166.1	178.8	197.3	212.7	226.5	240.2	258.4	266.1	283.4	289.8
	Millions
U.S. Population[1]	186	210	230	254	263	274	277	280	283	285	288	291	293	296	299	302	304
	Billions of Dollars
Gross Domestic Product[2]	$526	$1,038	$2,788	$5,801	$6,667	$8,332	$8,794	$9,354	$9,952	$10,286	$10,642	$11,142	$11,868	$12,638	$13,399	$14,078	$14,441
	Per Capita Amount in Dollars
National Health Expenditures	$148	$356	$1,100	$2,814	$3,468	$4,103	$4,295	$4,522	$4,789	$5,150	$5,564	$5,973	$6,327	$6,701	$7,071	$7,423	$7,681
Private	111	222	638	1,684	1,947	2,237	2,390	2,535	2,678	2,829	3,058	3,293	3,463	3,660	3,805	3,980	4,046
Public	36	134	462	1,130	1,521	1,866	1,905	1,987	2,111	2,321	2,506	2,680	2,864	3,041	3,266	3,443	3,635
Federal	15	84	311	764	1,062	1,332	1,344	1,393	1,478	1,629	1,768	1,900	2,045	2,168	2,375	2,503	2,683
State and Local	21	49	151	366	459	533	562	594	633	692	738	780	819	873	891	939	952
	Percent Distribution
National Health Expenditures	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Private	75.5	62.5	58.0	59.8	56.1	54.5	55.6	56.1	55.9	54.9	55.0	55.1	54.7	54.6	53.8	53.6	52.7
Public	24.5	37.5	42.0	40.2	43.9	45.5	44.4	43.9	44.1	45.1	45.0	44.9	45.3	45.4	46.2	46.4	47.3
Federal	10.4	23.7	28.2	27.2	30.6	32.5	31.3	30.8	30.9	31.6	31.8	31.8	32.3	32.4	33.6	33.7	34.9
State and Local	14.1	13.8	13.7	13.0	13.2	13.0	13.1	13.1	13.2	13.4	13.3	13.1	12.9	13.0	12.6	12.7	12.4
	Percent of Gross Domestic Product
National Health Expenditures	5.2	7.2	9.1	12.3	13.7	13.5	13.5	13.5	13.6	14.3	15.1	15.6	15.6	15.7	15.8	15.9	16.2
	Average Annual Percent Growth from Previous Year Shown
National Health Expenditures		10.5	13.0	10.9	8.5	5.4	5.8	6.3	6.9	8.6	9.1	8.3	6.9	6.9	6.6	6.0	4.4
Private		8.5	12.1	11.3	6.2	4.6	7.9	7.1	6.7	6.7	9.1	8.6	6.1	6.6	5.0	5.6	2.6
Public		15.3	14.2	10.4	11.7	6.3	3.2	5.3	7.3	11.0	9.0	7.9	7.9	7.1	8.4	6.5	6.5
Federal		20.0	15.0	10.5	12.9	6.9	1.9	4.7	7.1	11.3	9.5	8.4	8.6	6.9	10.6	6.4	8.2
State and Local		10.3	12.9	10.3	9.1	4.9	6.4	6.7	7.7	10.3	7.8	6.5	6.0	7.6	3.0	6.5	2.2
U.S. Population[1]		1.2	0.9	1.0	1.2	1.0	1.0	1.0	1.0	1.0	0.9	0.9	0.9	0.9	1.0	1.0	0.9
Gross Domestic Product[2]		7.0	10.4	7.6	4.8	5.7	5.5	6.4	6.4	3.4	3.5	4.7	6.5	6.5	6.0	5.1	2.6

[1]	Census resident-based population less armed forces overseas and population of outlying areas. Source: U.S. Bureau of the Census.

[2]	U.S. Department of Commerce, Bureau of Economic Analysis.
NOTE: Numbers and percents may not add to totals because of rounding. Dollar amounts shown are in current dollars.
SOURCE: Centers for Medicare & Medicaid Services, Office of the Actuary, National Health Statistics Group; U.S. Department of Commerce, Bureau of Economic Analysis; and U.S. Bureau of the Census.

TAB 2

Table 1
National Health Expenditures and Selected Economic Indicators, Levels and Annual Percent Change: Calendar Years 2004-2019 1

						Projected
Item	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019

National Health Expenditures (billions)	$1,855.4	$1,982.5	$2,112.5	$2,239.7	$2,338.7	$2,472.2	$2,569.6	$2,702.9	$2,850.2	$3,024.7	$3,225.3	$3,441.9	$3,683.8	$3,936.0	$4,203.6	$4,482.7
National Health Expenditures as a Percent of Gross Domestic Product	15.6%	15.7%	15.8%	15.9%	16.2%	17.3%	17.3%	17.3%	17.2%	17.3%	17.4%	17.7%	18.1%	18.5%	18.9%	19.3%
National Health Expenditures Per Capita	$6,327.5	$6,701.3	$7,071.1	$7,423.1	$7,680.7	$8,046.7	$8,289.9	$8,643.4	$9,035.2	$9,505.1	$10,048.0	$10,630.8	$11,281.4	$11,952.0	$12,658.1	$13,387.2
Gross Domestic Product (billions)	$11,867.8	$12,638.4	$13,398.9	$14,077.6	$14,441.4	$14,282.5	$14,853.8	$15,611.4	$16,563.7	$17,524.4	$18,488.2	$19,431.1	$20,344.4	$21,280.2	$22,259.1	$23,283.0
Gross Domestic Product (billions of 2005 $)	$12,263.8	$12,638.4	$12,976.2	$13,254.1	$13,312.2	$12,992.7	$13,343.5	$13,823.9	$14,404.5	$14,923.0	$15,370.7	$15,785.7	$16,148.8	$16,504.1	$16,867.2	$17,238.3
Gross Domestic Product Implicit Price Deflator (chain weighted 2005 base year)	0.968	1.000	1.033	1.062	1.085	1.099	1.113	1.130	1.151	1.177	1.206	1.235	1.265	1.295	1.326	1.358
Consumer Price Index (CPI-W) — 1982-1984 base	1.889	1.953	2.016	2.073	2.153	2.131	2.168	2.218	2.277	2.348	2.421	2.489	2.558	2.630	2.704	2.779
CMS Implicit Medical Price Deflator[2]	0.966	1.000	1.034	1.069	1.102	1.137	1.169	1.200	1.237	1.277	1.321	1.369	1.418	1.469	1.523	1.579
U.S. Population[3]	293.2	295.8	298.8	301.7	304.5	307.2	310.0	312.7	315.5	318.2	321.0	323.8	326.5	329.3	332.1	334.8
Population age less than 65 years	257.3	259.5	261.8	264.0	265.8	267.9	270.0	271.9	273.5	274.9	276.4	277.8	279.2	280.6	281.8	283.0
Population age 65 years and older	36.0	36.3	37.0	37.7	38.7	39.3	40.0	40.8	42.0	43.3	44.6	45.9	47.3	48.8	50.3	51.9
Private Health Insurance — NHE (billions)	$646.1	$691.0	$727.6	$759.7	$783.2	$808.7	$829.3	$862.3	$894.3	$942.2	$1,004.8	$1,075.9	$1,149.4	$1,220.4	$1,290.8	$1,360.6
Private Health Insurance — PHC (billions)	560.3	599.8	634.6	665.1	691.2	718.5	732.9	753.9	782.7	824.4	878.4	939.5	1,001.2	1,059.7	1,118.7	1,177.9
National Health Expenditures (billions)	—	6.9	6.6	6.0	4.4	5.7	3.9	5.2	5.5	6.1	6.6	6.7	7.0	6.8	6.8	6.6
National Health Expenditures as a Percent of Gross Domestic Product (Change)	—	0.1%	0.1%	0.1%	0.3%	1.1%	0.0%	0.0%	-0.1%	0.1%	0.2%	0.3%	0.4%	0.4%	0.4%	0.4%
National Health Expenditures Per Capita	—	5.9	5.5	5.0	3.5	4.8	3.0	4.3	4.5	5.2	5.7	5.8	6.1	5.9	5.9	5.8
Gross Domestic Product (billions)	—	6.5	6.0	5.1	2.6	-1.1	4.0	5.1	6.1	5.8	5.5	5.1	4.7	4.6	4.6	4.6
Gross Domestic Product (billions of 2005 $)	—	3.1	2.7	2.1	0.4	-2.4	2.7	3.6	4.2	3.6	3.0	2.7	2.3	2.2	2.2	2.2
Gross Domestic Product Implicit Price Deflator (chain weighted 2005 base year)	—	3.3	3.3	2.9	2.1	1.3	1.3	1.5	1.9	2.2	2.5	2.4	2.4	2.4	2.4	2.4
Consumer Price Index (CPI-W) — 1982-1984 base	—	3.4	3.2	2.8	3.8	-1.0	1.7	2.3	2.7	3.1	3.1	2.8	2.8	2.8	2.8	2.8
CMS Implicit Medical Price Deflator[2]	—	3.6	3.4	3.4	3.0	3.2	2.8	2.7	3.0	3.3	3.5	3.6	3.6	3.6	3.7	3.7
U.S. Population[3]	—	0.9	1.0	1.0	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.8	0.8
Population age less than 65 years	—	0.9	0.9	0.8	0.7	0.8	0.8	0.7	0.6	0.5	0.5	0.5	0.5	0.5	0.4	0.4
Population age 65 years and older	—	1.1	1.8	2.0	2.5	1.8	1.6	2.1	3.0	3.2	3.0	2.9	3.0	3.1	3.1	3.2
Private Health Insurance — NHE	—	6.9	5.3	4.4	3.1	3.3	2.5	4.0	3.7	5.4	6.7	7.1	6.8	6.2	5.8	5.4
Private Health Insurance — PHC	—	7.0	5.8	4.8	3.9	4.0	2.0	2.9	3.8	5.3	6.6	7.0	6.6	5.8	5.6	5.3

1 The health spending projections were based on the 2008 version of the National Health Expenditures released in January 2010.
2 2005 base year. Calculated as the difference between nominal personal health care spending and real personal health care spending. Real personal health care spending is produced by deflating spending on each service type by the appropriate deflator (PPI, CPI, etc.) and adding real spending by service type.
3 July 1 Census resident based population estimates.
NOTE: Numbers and percents may not add to totals because of rounding.
SOURCE: Centers for Medicare & Medicaid Services, Office of the Actuary.

TAB 3

Table 1
National Health Expenditures Aggregate, Per Capita Amounts, Percent Distribution,
and Average Annual Percent Growth, by Source of Funds: Selected Calendar Years 1960-2008

Item	1960	1970	1980	1990	1993	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008

	Billions of Dollars
National Health Expenditures	$27.5	$74.9	$253.4	$714.2	$912.5	$1,125.1	$1,190.0	$1,265.2	$1,352.9	$1,469.2	$1,602.4	$1,735.2	$1,855.4	$1,982.5	$2,112.5	$2,239.7	$2,338.7
Private	20.7	46.8	147.0	427.4	512.3	613.5	662.1	709.2	756.5	807.0	880.6	956.6	1015.5	1082.8	1136.8	1201.0	1232.0
Public	6.7	28.1	106.4	286.8	400.2	511.6	527.9	556.0	596.4	662.2	721.8	778.6	839.9	899.8	975.7	1038.7	1106.7
Federal	2.9	17.7	71.6	193.9	279.4	365.3	372.3	389.9	417.6	464.9	509.1	552.0	599.8	641.4	709.6	755.3	816.9
State and Local	3.9	10.4	34.8	92.9	120.8	146.3	155.6	166.1	178.8	197.3	212.7	226.5	240.2	258.4	266.1	283.4	289.8
	Millions
U.S. Population[1]	186	210	230	254	263	274	277	280	283	285	288	291	293	296	299	302	304
	Billions of Dollars
Gross Domestic Product[2]	$526	$1,038	$2,788	$5,801	$6,667	$8,332	$8,794	$9,354	$9,952	$10,286	$10,642	$11,142	$11,868	$12,638	$13,399	$14,078	$14,441
	Per Capita Amount in Dollars
National Health Expenditures	$148	$356	$1,100	$2,814	$3,468	$4,103	$4,295	$4,522	$4,789	$5,150	$5,564	$5,973	$6,327	$6,701	$7,071	$7,423	$7,681
Private	111	222	638	1,684	1,947	2,237	2,390	2,535	2,678	2,829	3,058	3,293	3,463	3,660	3,805	3,980	4,046
Public	36	134	462	1,130	1,521	1,866	1,905	1,987	2,111	2,321	2,506	2,680	2,864	3,041	3,266	3,443	3,635
Federal	15	84	311	764	1,062	1,332	1,344	1,393	1,478	1,629	1,768	1,900	2,045	2,168	2,375	2,503	2,683
State and Local	21	49	151	366	459	533	562	594	633	692	738	780	819	873	891	939	952
	Percent Distribution
National Health Expenditures	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Private	75.5	62.5	58.0	59.8	56.1	54.5	55.6	56.1	55.9	54.9	55.0	55.1	54.7	54.6	53.8	53.6	52.7
Public	24.5	37.5	42.0	40.2	43.9	45.5	44.4	43.9	44.1	45.1	45.0	44.9	45.3	45.4	46.2	46.4	47.3
Federal	10.4	23.7	28.2	27.2	30.6	32.5	31.3	30.8	30.9	31.6	31.8	31.8	32.3	32.4	33.6	33.7	34.9
State and Local	14.1	13.8	13.7	13.0	13.2	13.0	13.1	13.1	13.2	13.4	13.3	13.1	12.9	13.0	12.6	12.7	12.4
	Percent of Gross Domestic Product
National Health Expenditures	5.2	7.2	9.1	12.3	13.7	13.5	13.5	13.5	13.6	14.3	15.1	15.6	15.6	15.7	15.8	15.9	16.2
	Average Annual Percent Growth from Previous Year Shown
National Health Expenditures		10.5	13.0	10.9	8.5	5.4	5.8	6.3	6.9	8.6	9.1	8.3	6.9	6.9	6.6	6.0	4.4
Private		8.5	12.1	11.3	6.2	4.6	7.9	7.1	6.7	6.7	9.1	8.6	6.1	6.6	5.0	5.6	2.6
Public		15.3	14.2	10.4	11.7	6.3	3.2	5.3	7.3	11.0	9.0	7.9	7.9	7.1	8.4	6.5	6.5
Federal		20.0	15.0	10.5	12.9	6.9	1.9	4.7	7.1	11.3	9.5	8.4	8.6	6.9	10.6	6.4	8.2
State and Local		10.3	12.9	10.3	9.1	4.9	6.4	6.7	7.7	10.3	7.8	6.5	6.0	7.6	3.0	6.5	2.2
U.S. Population[1]		1.2	0.9	1.0	1.2	1.0	1.0	1.0	1.0	1.0	0.9	0.9	0.9	0.9	1.0	1.0	0.9
Gross Domestic Product[2]		7.0	10.4	7.6	4.8	5.7	5.5	6.4	6.4	3.4	3.5	4.7	6.5	6.5	6.0	5.1	2.6

[1]	Census resident-based population less armed forces overseas and population of outlying areas. Source: U.S. Bureau of the Census.

[2]	U.S. Department of Commerce, Bureau of Economic Analysis.
NOTE: Numbers and percents may not add to totals because of rounding. Dollar amounts shown are in current dollars.
SOURCE: Centers for Medicare & Medicaid Services, Office of the Actuary, National Health Statistics Group; U.S. Department of Commerce, Bureau of Economic Analysis; and U.S. Bureau of the Census.

National Income and Product Accounts
Gross Domestic Product: Second Quarter 2010 (Advance Estimate)
Revised Estimates: 2007 through First Quarter 2010
Real gross domestic product — the output of goods and services produced by labor and property located in the United States — increased at an annual rate of 2.4 percent in the second quarter of 2010, (that is, from the first quarter to the second quarter), according to the “advance” estimate released by the Bureau of Economic Analysis. In the first quarter, real GDP increased 3.7 percent.
     The Bureau emphasized that the second-quarter advance estimate released today is based on source data that are incomplete or subject to further revision by the source agency (see the box on page 3). The “second” estimate for the second quarter, based on more complete data, will be released on August 27, 2010.
BOX.—
     The estimates released today reflect the regular annual revision to the national income and product accounts (NIPAs), beginning with the estimates for the first quarter of 2007. Annual revisions, which are usually released in July, incorporate source data that are more complete, more detailed, and otherwise more reliable than those previously available. This release includes the revised quarterly estimates of GDP, corporate profits, and personal income and provides an overview of the effects of the revision.
     The August 2010 Survey of Current Business will contain NIPA tables and an article describing the revisions. The revised estimates will be available on BEA’s Web site at www.bea.gov.
FOOTNOTE.—Quarterly estimates are expressed at seasonally adjusted annual rates, unless otherwise specified. Quarter-to-quarter dollar changes are differences between these published estimates. Percent changes are calculated from unrounded data and are annualized. “Real” estimates are in chained (2005) dollars. Price indexes are chain-type measures.
     This news release is available on BEA’s Web site along with the Technical Note and Highlights related to this release.
     The increase in real GDP in the second quarter primarily reflected positive contributions from nonresidential fixed investment, exports, personal consumption expenditures, private inventory investment, federal government spending, and residential fixed investment. Imports, which are a subtraction in the calculation of GDP, increased.
     The deceleration in real GDP in the second quarter primarily reflected an acceleration in imports and a deceleration in private inventory investment that were partly offset by an upturn in residential fixed investment, an acceleration in nonresidential fixed investment, an upturn in state and local government spending, and an acceleration in federal government spending.
     Final sales of computers added 0.04 percentage point to the second-quarter change in real GDP after adding 0.10 percentage point to the first-quarter change. Motor vehicle output subtracted 0.01 percentage point from the second-quarter change in real GDP after adding 0.74 percentage point to the first-quarter change.
     The price index for gross domestic purchases, which measures prices paid by U.S. residents, increased 0.1 percent in the second quarter, compared with an increase of 2.1 percent in the first.

Excluding food and energy prices, the price index for gross domestic purchases increased 0.9 percent in the second quarter, compared with an increase of 1. 6 percent in the first.
     Real personal consumption expenditures increased 1.6 percent in the second quarter, compared with an increase of 1.9 percent in the first. Durable goods increased 7.5 percent, compared with an increase of 8.8 percent. Nondurable goods increased 1.6 percent, compared with an increase of 4.2 percent. Services increased 0.8 percent, compared with an increase of 0.1 percent.
     Real nonresidential fixed investment increased 17.0 percent in the second quarter, compared with an increase of 7.8 percent in the first. Nonresidential structures increased 5.2 percent, in contrast to a decrease of 17.8 percent. Equipment and software increased 21.9 percent, compared with an increase of 20.4 percent. Real residential fixed investment increased 27.9 percent, in contrast to a decrease of 12.3 percent.
     Real exports of goods and services increased 10.3 percent in the second quarter, compared with an increase of 11.4 percent in the first. Real imports of goods and services increased 28.8 percent, compared with an increase of 11.2 percent.
     Real federal government consumption expenditures and gross investment increased 9.2 percent in the second quarter, compared with an increase of 1.8 percent in the first. National defense increased 7.4 percent, compared with an increase of 0.4 percent. Nondefense increased 13.0 percent, compared with an increase of 5.0 percent. Real state and local government consumption expenditures and gross investment increased 1.3 percent, in contrast to a decrease of 3.8 percent.
     The change in real private inventories added 1.05 percentage points to the second-quarter change in real GDP after adding 2.64 percentage points to the first-quarter change. Private businesses increased inventories $75.7 billion in the second quarter, following an increase of $44.1 billion in the first quarter and a decrease of $36.7 billion in the fourth.
     Real final sales of domestic product — GDP less change in private inventories — increased 1.3 percent in the second quarter, compared with an increase of 1.1 percent in the first.
Gross domestic purchases
     Real gross domestic purchases — purchases by U.S. residents of goods and services wherever produced — increased 5.1 percent in the second quarter, compared with an increase of 3.9 percent in the first.
Disposition of personal income
     Current-dollar personal income increased $123.9 billion (4.1 percent) in the second quarter, compared with an increase of $122.8 billion (4.1 percent) in the first.
     Personal current taxes increased $1.3 billion in the second quarter, compared with an increase of $19.6 billion in the first.
     Disposable personal income increased $122.6 billion (4.4 percent) in the second quarter, compared with an increase of $103.3 billion (3.8 percent) in the first. Real disposable personal income increased 4.4 percent, compared with an increase of 1.7 percent.

     Personal outlays increased $36.6 billion (1.4 percent) in the second quarter, compared with an increase of $98.2 billion (3.8 percent) in the first. Personal saving — disposable personal income less personal outlays — was $707.1 billion in the second quarter, compared with $621.1 billion in the first. The personal saving rate — saving as a percentage of disposable personal income — was 6.2 percent in the second quarter, compared with 5.5 percent in the first. For a comparison of personal saving in BEA’s national income and product accounts with personal saving in the Federal Reserve Board’s flow of funds accounts and data on changes in net worth, go to http://www.bea.gov/national/nipaweb/Nipa-Frb.asp.
Current-dollar GDP
     Current-dollar GDP — the market value of the nation’s output of goods and services — increased 4.3 percent, or $151.3 billion, in the second quarter to a level of $14,597.7 billion. In the first quarter, current-dollar GDP increased 4.8 percent, or $169.1 billion.
BOX.—
     Information on the assumptions used for unavailable source data is provided in a technical note that is posted with the news release on BEA’s Web site. Within a few days after the release, a detailed “Key Source Data and Assumptions” file is posted on the Web site. In the middle of each month, an analysis of the current quarterly estimate of GDP and related series is made available on the Web site; click on Survey of Current Business, “GDP and the Economy.”
Revision of the National Income and Product Accounts
     The revised estimates, which begin for most statistics with 2007, reflect the results of the regular annual revision of the national income and product accounts (NIPAs). These revisions, usually made each July, incorporate newly available and more comprehensive source data, as well as improved estimating methodologies. In this annual revision, the notable revisions primarily reflect the incorporation of newly available and revised source data. For example, the revised estimates of profits reflect newly available Internal Revenue Service tabulations of tax returns for corporations for 2008 and revised tabulations for 2007. A table showing the major current-dollar revisions and their sources for each component of GDP, national income, and personal income will be published in the August 2010 issue of the Survey of Current Business.
     Because of the additional data shown, tables 3, 11, and 12 are each divided into two separate tables — 3A and 3B, 11A and 11B, and 12A and 12B. There are also a number of special tables that compare the revised and previously published estimates for selected periods: table lA shows the percent change in real GDP and related measures; table 1B shows revisions to current-dollar GDP, to national income, and to disposition of personal income; table 2A shows contributions to the percent change in real GDP; table 4A shows the percent change in the chain-type price indexes for GDP and related measures; and table 12C shows revisions to corporate profits by industry.
     This section of the release discusses the highlights of the revisions and describes their sources.

Summary of revisions
•	For 2006-2009, real GDP decreased at an average annual rate of 0.2 percent; in the previously published estimates, the growth rate of real GDP was 0.0 percent. From the fourth quarter of 2006 to the first quarter of 2010, real GDP increased at an average annual rate of 0.2 percent; in the previously published estimates, real GDP had increased at an average annual rate of 0.4 percent.

•	For the revision period, the change in real GDP was revised down for all 3 years: 0.2 percentage point for 2007, 0.4 percentage point for 2008, and 0.2 percentage point for 2009.

•	The downward revisions to the annual estimates for 2007 and 2009 reflect partly offsetting revisions to the quarters within a year. For example, for 2009, the annual rate of change in GDP for the first quarter was revised up 1.5 percentage points from a large decrease to a smaller decrease, while the growth rates for the third and fourth quarters were each revised down 0.6 percentage point. The second quarter of 2009 was unrevised. For 2008, the downward revision to the change in real GDP reflects downward revisions for the second, third, and fourth quarters.

•	For the 13 quarters from the first quarter of 2007 to the first quarter of 2010, the average revision (without regard to sign) was 0.7 percentage point. The revisions did not change the direction of the change in real GDP (increase or decrease) for any quarter.

•	For 2006-2009, the average annual rate of growth of real disposable personal income was revised up 0.3 percentage point, from 1.2 percent to 1.5 percent.

•	From the fourth quarter of 2006 to the first quarter of 2010, the average annual rate of increase in the price index for gross domestic purchases was revised down from 2.0 percent to 1.9 percent. The average annual rate of increase in the price index for personal consumption expenditures (PCE) was revised up from 2.1 percent to 2.2 percent, and the “core” PCE price index (which excludes food and energy) was revised up from 1.9 percent to 2.0 percent.

•	For the revision period, national income was revised down for all 3 years: 0.4 percent for 2007, 0.6 percent for 2008, and 0.4 percent for 2009.

•	For the revision period, corporate profits was revised down for all 3 years: 2.0 percent for 2007, 7.2 percent for 2008, and 3.9 percent for 2009.
Revisions to 2007-2009 estimates
     The percent change from the preceding year in real GDP was revised down for all 3 years: from 2.1 percent to 1.9 percent for 2007, from an increase of 0.4 percent to 0.0 percent for 2008, and from a decrease of 2.4 percent to a decrease of 2.6 percent for 2009.
     For 2007, the largest contributors to the revision to real GDP growth were a downward revision to PCE, an upward revision to imports, and a downward revision to state and local government spending; these revisions were partly offset by upward revisions to inventory investment, to exports, and to nonresidential fixed investment. For 2008, the largest contributors to the revision were a downward revision to nonresidential fixed investment, a downward revision to inventory investment, and an upward revision to imports; these revisions were partly offset by an upward revision to exports. Within PCE, a downward revision to PCE for goods mostly offset by an upward revision to PCE for services. For 2009, the largest contributors to the revision were downward revisions to PCE, to state and local government spending, and to residential fixed investment; these revisions were partly offset by upward revisions to inventory investment and to nonresidential fixed investment, and a downward revision to imports. The revision to PCE was in PCE for services.
     The percent change from fourth quarter to fourth quarter in real GDP was revised down from 2.5 percent to 2.3 percent for 2007, was revised down from a decrease of 1.9 percent to a decrease of 2.8 percent for 2008, and was revised up from an increase of 0.1 percent to an increase of 0.2 percent for 2009.
     For the period of contraction from the fourth quarter of 2007 to the second quarter of 2009, real GDP decreased at an average annual rate of 2.8 percent; in the previously published estimates, it had decreased 2.5 percent.
     The percent change from the preceding year in real gross domestic income (GDI) was revised down from 0.6 percent to 0.1 percent for 2007, was revised down from a decrease of 0.4 percent to a decrease of 0.8 percent for 2008, and was revised up from a decrease of 3.2 percent to a decrease of 2.9 percent for 2009.
     The percent change from the preceding year in the price index for gross domestic purchases was unrevised at 2.9 percent for 2007, was unrevised at 3.2 percent for 2008, and was revised down from a change of 0.0 percent to a decrease of 0.2 percent for 2009. For the quarters of 2007 to 2009, the percent change in the price index was revised down for five quarters and was revised up for seven quarters; the largest downward revision was 0.8 percentage point (for the fourth quarter of 2007).
     Current-dollar GDP was revised down for all 3 years: $15.8 billion, or 0.1 percent, for 2007; $72.3 billion, or 0.5 percent, for 2008; and $137.3 billion, or 1.0 percent, for 2009. The percent change from the preceding year was revised down from 5.1 percent to 4.9 percent for 2007; was revised down from 2.6 percent to 2.2 percent for 2008; and was revised down from a decrease of 1.3 percent to a decrease of 1.7 percent for 2009. Current-dollar gross national product (GNP) (GDP plus net receipts of income from the rest of the world) was revised down $8.2 billion, or 0.1 percent, for 2007; was revised down $39.7 billion, or 0.3 percent, for 2008; and was revised down $95.9 billion, or 0.7 percent, for 2009. Net receipts of income was revised up for all 3 years: $7.5 billion for 2007, $32.6 billion for 2008, and $41.3 billion for 2009. The revisions to net receipts of income — which affect GNP, national income, corporate profits, net interest and miscellaneous payments, and personal income receipts on assets — resulted from the revisions to BEA’s international transactions accounts (ITAs) that were released in June. Although the revisions to the ITAs extended back to 1999, the revisions prior to 2007 were not incorporated into the NIPAs at this time. (An article describing the revisions to the ITAs was published in the July 2010 issue of the Survey of Current Business.)
     National income was revised down for all 3 years: $51.8 billion, or 0.4 percent, for 2007; $77.4 billion, or 0.6 percent, for 2008; and $55.0 billion, or 0.4 percent, for 2009. For 2007, downward revisions to corporate profits and to supplements to wages and salaries were partly offset by an upward revision to wages and salaries. For 2008, downward revisions to corporate profits and to the current surplus of government enterprises were partly offset by upward revisions to wages and salaries, to rental income of persons, and to supplements to wages and salaries. For 2009, downward revisions to corporate profits and to nonfarm proprietors’ income were partly offset by an upward revision to supplements to wages and salaries.
     Corporate profits from current production — profits before tax with inventory valuation and capital consumption adjustments — was revised down for all 3 years: $31.1 billion, or 2.0 percent, for 2007; $97.6 billion, or 7.2 percent, for 2008; and $50.9 billion, or 3.9 percent, for 2009. For all 3 years, downward revisions to corporate profits before tax more than accounted for the revision. These downward revisions were partly offset by upward revisions to the capital consumption adjustment.
     For 2007 and 2009, downward revisions to profits of domestic financial and domestic nonfinancial corporations were partly offset by an upward revision to profits from the rest of the world. For 2008, downward revisions to profits of domestic financial corporations was partly offset by upward revisions to profits of domestic nonfinancial corporations and to profits from the rest of the world.
     Personal income was revised up for all 3 years: $18.2 billion, or 0.2 percent, for 2007; $152.3 billion, or 1.2 percent, for 2008; and $155.9 billion, or 1.3 percent, for 2009. For 2007, upward revisions to personal dividend income and to wages and salaries were partly offset by a downward revision to supplements to wages and salaries. For 2008, upward revisions to personal dividend income, to wages and salaries, to rental income of persons, and to supplements to wages and salaries were partly offset by a downward revision to nonfarm proprietors’ income. For 2009, upward revisions to personal dividend income, to supplements to wages and salaries, and to government social benefits to persons were partly offset by a downward revision to nonfarm proprietors’ income and to personal interest income.
     Disposable personal income (DPI) (personal income less personal current taxes) was revised up all 3 years: $20.5 billion, or 0.2 percent, for 2007; $146.5 billion, or 1.4 percent, for 2008; and $117.6 billion, or 1.1 percent, for 2009. Personal current taxes was revised down $2.2 billion for 2007, was revised up $5.8 billion for 2008, and was revised up $38.3 billion for 2009. The percent change from the preceding year in real DPI was revised up from 2.2 percent to 2.3 percent for 2007, was revised up from 0.5 percent to 1.7 percent for 2008, and was revised down from 0.8 percent to 0.6 percent for 2009.
     Personal outlays — PCE, personal interest payments, and personal current transfer payments — was revised down for all 3 years: $15.4 billion for 2007, $15.0 billion for 2008, and $79.1 billion for 2009. For all 3 years, downward revisions to PCE more than accounted for the revisions to personal outlays. The personal saving rate (personal saving as a percentage of DPI) was revised up for all 3 years: from 1.7 percent to 2.1 percent for 2007, from 2.7 percent to 4.1 percent for 2008, and from 4.2 percent to 5.9 percent for 2009.
     The statistical discrepancy is current-dollar GDP less current-dollar gross domestic income (CDI). It arises because most components of GDP and of GDI are estimated independently. GDP measures final expenditures — the sum of consumer spending, private investment, net exports, and government spending. GDI measures the incomes earned in the production of GDP. In concept, GDP is equal to GDI. In practice, they differ because they are estimated using different source data and different methods.
     As a result of the annual revision, the statistical discrepancy as a percentage of GDP was revised from a negative 0.1 percent to a positive 0.2 percent for 2007, was revised up from 0.7 percent to 1.0 percent for 2008, and was revised down from 1.5 percent to 1.3 percent for 2009. For 2007 and 2008, the revisions to the discrepancy reflected downward revisions to GDP that were smaller than the downward revisions to GDI. For 2009, the revision to the discrepancy reflected a downward revision to GDP that was larger than the downward revision to GDI.
New source data
     The annual revision incorporated data from the following major federal statistical sources: Census Bureau new and revised manufacturing economic census data for 2007; Census Bureau annual survey of manufactures for 2008; Census Bureau annual surveys of merchant wholesale trade and of retail trade for 2007 (revised) and for 2008; Census Bureau revised monthly indicators of manufactures, of merchant wholesale trade, and of retail trade for 2007-2009; Census Bureau annual surveys of services for 2007 (revised), 2008 (revised), and 2009 (preliminary), and of state and local government finances for fiscal years 2006 (revised), 2007 (revised), and 2008 (preliminary); Census Bureau monthly survey of construction spending (value put in place) for 2007-2009 (revised); Census Bureau quarterly services survey for 2007-2009 (revised); Census Bureau current population survey/housing vacancy survey for 2009; federal government budget data for fiscal years 2009 and 2010; Internal Revenue Service tabulations of tax returns for corporations for 2007 (revised) and 2008 (preliminary) and for sole proprietorships and partnerships for 2008; Bureau of Labor Statistics (BLS) quarterly census of employment and wages for 2007-2009 (revised); new BLS occupational employment survey data for 2009; Department of Agriculture farm statistics for 2007-2009; and BEA’s ITAs for 2007-2009 (revised) .
Changes in methodology
     The annual revision also incorporated improvements to estimating methodologies, including the following:
•	Beginning with the first quarter of 2010, data from the Census Bureau’s expanded quarterly services survey (QSS) are incorporated into the quarterly estimates of personal consumption expenditures (PCE) categories for health care, transportation, recreation, and other services. As a result, the percentage of quarterly PCE services that are based on the QSS has increased from 16 percent to 39 percent.

•	Quality-adjusted communications equipment price indexes from the Federal Reserve Board are incorporated into the estimates of communication equipment within private fixed investment and into the estimates of “other” capital goods within exports and imports of goods. The Federal Reserve Board’s price index for data networking equipment, currently used in the estimates of communication equipment within private fixed investment, is incorporated into the estimates of “other” capital goods within exports and imports.

•	The deflator for command-basis GNP — a measure of the goods and services produced by the U.S. economy in terms of the purchasing power of the income generated from those goods and services — has changed to the price index for gross domestic purchases, which better reflects the uses rather than the sources of income. In addition, the gross domestic purchases index is used to deflate the trade balance in calculating command-basis GDP, which was not previously published. These changes are carried back to 1929 for annual estimates and to 1947 for quarterly estimates.
•	The NIPA measures of saving and investment are improved. The NIPA tables are expanded to provide additional detail on national saving and investment, such as estimates of net lending and borrowing by sector. Migrants’ transfers are excluded from the capital account beginning with 1982. (This definitional change is consistent with the change made in the annual revision of BEA’s international transactions accounts that was released in June.)

•	Other definitional changes in the international transactions accounts, such as the reclassification of certain goods and services, are incorporated in the NIPAs beginning with 2007. These reclassifications have little effect on overall GDP, though they affect the goods and services composition of exports and imports.
     BEA’s national, international, regional, and industry estimates; the Survey of Current Business; and BEA news releases are available without charge on BEA’s Web site at www.bea.gov. By visiting the site, you can also subscribe to receive free e-mail summaries of BEA releases and announcements.
*          *          *
Next release — August 27, 2010, at 8:30 A.M. EDT for:
Cross Domestic Product: Second Quarter 2010 (Second Estimate)
Corporate Profits: Second Quarter (Preliminary Estimate)

TAB 4

Table 1
National Health Expenditures Aggregate, Per Capita Amounts, Percent Distribution,
and Average Annual Percent Growth, by Source of Funds: Selected Calendar Years 1960-2008

Item	1960	1970	1980	1990	1993	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008

	Billions of Dollars
National Health Expenditures	$27.5	$74.9	$253.4	$714.2	$912.5	$1,125.1	$1,190.0	$1,265.2	$1,352.9	$1,469.2	$1,602.4	$1,735.2	$1,855.4	$1,982.5	$2,112.5	$2,239.7	$2,338.7
Private	20.7	46.8	147.0	427.4	512.3	613.5	662.1	709.2	756.5	807.0	880.6	956.6	1015.5	1082.8	1136.8	1201.0	1232.0
Public	6.7	28.1	106.4	286.8	400.2	511.6	527.9	556.0	596.4	662.2	721.8	778.6	839.9	899.8	975.7	1038.7	1106.7
Federal	2.9	17.7	71.6	193.9	279.4	365.3	372.3	389.9	417.6	464.9	509.1	552.0	599.8	641.4	709.6	755.3	816.9
State and Local	3.9	10.4	34.8	92.9	120.8	146.3	155.6	166.1	178.8	197.3	212.7	226.5	240.2	258.4	266.1	283.4	289.8
	Millions
U.S. Population[1]	186	210	230	254	263	274	277	280	283	285	288	291	293	296	299	302	304
	Billions of Dollars
Gross Domestic Product[2]	$526	$1,038	$2,788	$5,801	$6,667	$8,332	$8,794	$9,354	$9,952	$10,286	$10,642	$11,142	$11,868	$12,638	$13,399	$14,078	$14,441
	Per Capita Amount in Dollars
National Health Expenditures	$148	$356	$1,100	$2,814	$3,468	$4,103	$4,295	$4,522	$4,789	$5,150	$5,564	$5,973	$6,327	$6,701	$7,071	$7,423	$7,681
Private	111	222	638	1,684	1,947	2,237	2,390	2,535	2,678	2,829	3,058	3,293	3,463	3,660	3,805	3,980	4,046
Public	36	134	462	1,130	1,521	1,866	1,905	1,987	2,111	2,321	2,506	2,680	2,864	3,041	3,266	3,443	3,635
Federal	15	84	311	764	1,062	1,332	1,344	1,393	1,478	1,629	1,768	1,900	2,045	2,168	2,375	2,503	2,683
State and Local	21	49	151	366	459	533	562	594	633	692	738	780	819	873	891	939	952
	Percent Distribution
National Health Expenditures	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Private	75.5	62.5	58.0	59.8	56.1	54.5	55.6	56.1	55.9	54.9	55.0	55.1	54.7	54.6	53.8	53.6	52.7
Public	24.5	37.5	42.0	40.2	43.9	45.5	44.4	43.9	44.1	45.1	45.0	44.9	45.3	45.4	46.2	46.4	47.3
Federal	10.4	23.7	28.2	27.2	30.6	32.5	31.3	30.8	30.9	31.6	31.8	31.8	32.3	32.4	33.6	33.7	34.9
State and Local	14.1	13.8	13.7	13.0	13.2	13.0	13.1	13.1	13.2	13.4	13.3	13.1	12.9	13.0	12.6	12.7	12.4
	Percent of Gross Domestic Product
National Health Expenditures	5.2	7.2	9.1	12.3	13.7	13.5	13.5	13.5	13.6	14.3	15.1	15.6	15.6	15.7	15.8	15.9	16.2
	Average Annual Percent Growth from Previous Year Shown
National Health Expenditures		10.5	13.0	10.9	8.5	5.4	5.8	6.3	6.9	8.6	9.1	8.3	6.9	6.9	6.6	6.0	4.4
Private		8.5	12.1	11.3	6.2	4.6	7.9	7.1	6.7	6.7	9.1	8.6	6.1	6.6	5.0	5.6	2.6
Public		15.3	14.2	10.4	11.7	6.3	3.2	5.3	7.3	11.0	9.0	7.9	7.9	7.1	8.4	6.5	6.5
Federal		20.0	15.0	10.5	12.9	6.9	1.9	4.7	7.1	11.3	9.5	8.4	8.6	6.9	10.6	6.4	8.2
State and Local		10.3	12.9	10.3	9.1	4.9	6.4	6.7	7.7	10.3	7.8	6.5	6.0	7.6	3.0	6.5	2.2
U.S. Population[1]		1.2	0.9	1.0	1.2	1.0	1.0	1.0	1.0	1.0	0.9	0.9	0.9	0.9	1.0	1.0	0.9
Gross Domestic Product[2]		7.0	10.4	7.6	4.8	5.7	5.5	6.4	6.4	3.4	3.5	4.7	6.5	6.5	6.0	5.1	2.6

[1]	Census resident-based population less armed forces overseas and population of outlying areas. Source: U.S. Bureau of the Census.

[2]	U.S. Department of Commerce, Bureau of Economic Analysis.
NOTE: Numbers and percents may not add to totals because of rounding. Dollar amounts shown are in current dollars.
SOURCE: Centers for Medicare & Medicaid Services, Office of the Actuary, National Health Statistics Group; U.S. Department of Commerce, Bureau of Economic Analysis; and U.S. Bureau of the Census.

Table 1
National Health Expenditures and Selected Economic Indicators, Levels and Annual Percent Change: Calendar Years 2004-2019 1

						Projected
Item	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019

National Health Expenditures (billions)	$1,855.4	$1,982.5	$2,112.5	$2,239.7	$2,338.7	$2,472.2	$2,569.6	$2,702.9	$2,850.2	$3,024.7	$3,225.3	$3,441.9	$3,683.8	$3,936.0	$4,203.6	$4,482.7
National Health Expenditures as a Percent of Gross Domestic Product	15.6%	15.7%	15.8%	15.9%	16.2%	17.3%	17.3%	17.3%	17.2%	17.3%	17.4%	17.7%	18.1%	18.5%	18.9%	19.3%
National Health Expenditures Per Capita	$6,327.5	$6,701.3	$7,071.1	$7,423.1	$7,680.7	$8,046.7	$8,289.9	$8,643.4	$9,035.2	$9,505.1	$10,048.0	$10,630.8	$11,281.4	$11,952.0	$12,658.1	$13,387.2
Gross Domestic Product (billions)	$11,867.8	$12,638.4	$13,398.9	$14,077.6	$14,441.4	$14,282.5	$14,853.8	$15,611.4	$16,563.7	$17,524.4	$18,488.2	$19,431.1	$20,344.4	$21,280.2	$22,259.1	$23,283.0
Gross Domestic Product (billions of 2005 $)	$12,263.8	$12,638.4	$12,976.2	$13,254.1	$13,312.2	$12,992.7	$13,343.5	$13,823.9	$14,404.5	$14,923.0	$15,370.7	$15,785.7	$16,148.8	$16,504.1	$16,867.2	$17,238.3
Gross Domestic Product Implicit Price Deflator (chain weighted 2005 base year)	0.968	1.000	1.033	1.062	1.085	1.099	1.113	1.130	1.151	1.177	1.206	1.235	1.265	1.295	1.326	1.358
Consumer Price Index (CPI-W) — 1982-1984 base	1.889	1.953	2.016	2.073	2.153	2.131	2.168	2.218	2.277	2.348	2.421	2.489	2.558	2.630	2.704	2.779
CMS Implicit Medical Price Deflator[2]	0.966	1.000	1.034	1.069	1.102	1.137	1.169	1.200	1.237	1.277	1.321	1.369	1.418	1.469	1.523	1.579
U.S. Population[3]	293.2	295.8	298.8	301.7	304.5	307.2	310.0	312.7	315.5	318.2	321.0	323.8	326.5	329.3	332.1	334.8
Population age less than 65 years	257.3	259.5	261.8	264.0	265.8	267.9	270.0	271.9	273.5	274.9	276.4	277.8	279.2	280.6	281.8	283.0
Population age 65 years and older	36.0	36.3	37.0	37.7	38.7	39.3	40.0	40.8	42.0	43.3	44.6	45.9	47.3	48.8	50.3	51.9
Private Health Insurance — NHE (billions)	$646.1	$691.0	$727.6	$759.7	$783.2	$808.7	$829.3	$862.3	$894.3	$942.2	$1,004.8	$1,075.9	$1,149.4	$1,220.4	$1,290.8	$1,360.6
Private Health Insurance — PHC (billions)	560.3	599.8	634.6	665.1	691.2	718.5	732.9	753.9	782.7	824.4	878.4	939.5	1,001.2	1,059.7	1,118.7	1,177.9
National Health Expenditures (billions)	—	6.9	6.6	6.0	4.4	5.7	3.9	5.2	5.5	6.1	6.6	6.7	7.0	6.8	6.8	6.6
National Health Expenditures as a Percent of Gross Domestic Product (Change)	—	0.1%	0.1%	0.1%	0.3%	1.1%	0.0%	0.0%	-0.1%	0.1%	0.2%	0.3%	0.4%	0.4%	0.4%	0.4%
National Health Expenditures Per Capita	—	5.9	5.5	5.0	3.5	4.8	3.0	4.3	4.5	5.2	5.7	5.8	6.1	5.9	5.9	5.8
Gross Domestic Product (billions)	—	6.5	6.0	5.1	2.6	-1.1	4.0	5.1	6.1	5.8	5.5	5.1	4.7	4.6	4.6	4.6
Gross Domestic Product (billions of 2005 $)	—	3.1	2.7	2.1	0.4	-2.4	2.7	3.6	4.2	3.6	3.0	2.7	2.3	2.2	2.2	2.2
Gross Domestic Product Implicit Price Deflator (chain weighted 2005 base year)	—	3.3	3.3	2.9	2.1	1.3	1.3	1.5	1.9	2.2	2.5	2.4	2.4	2.4	2.4	2.4
Consumer Price Index (CPI-W) — 1982-1984 base	—	3.4	3.2	2.8	3.8	-1.0	1.7	2.3	2.7	3.1	3.1	2.8	2.8	2.8	2.8	2.8
CMS Implicit Medical Price Deflator[2]	—	3.6	3.4	3.4	3.0	3.2	2.8	2.7	3.0	3.3	3.5	3.6	3.6	3.6	3.7	3.7
U.S. Population[3]	—	0.9	1.0	1.0	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.8	0.8
Population age less than 65 years	—	0.9	0.9	0.8	0.7	0.8	0.8	0.7	0.6	0.5	0.5	0.5	0.5	0.5	0.4	0.4
Population age 65 years and older	—	1.1	1.8	2.0	2.5	1.8	1.6	2.1	3.0	3.2	3.0	2.9	3.0	3.1	3.1	3.2
Private Health Insurance — NHE	—	6.9	5.3	4.4	3.1	3.3	2.5	4.0	3.7	5.4	6.7	7.1	6.8	6.2	5.8	5.4
Private Health Insurance — PHC	—	7.0	5.8	4.8	3.9	4.0	2.0	2.9	3.8	5.3	6.6	7.0	6.6	5.8	5.6	5.3

1 The health spending projections were based on the 2008 version of the National Health Expenditures released in January 2010.
2 2005 base year. Calculated as the difference between nominal personal health care spending and real personal health care spending. Real personal health care spending is produced by deflating spending on each service type by the appropriate deflator (PPI, CPI, etc.) and adding real spending by service type.
3 July 1 Census resident based population estimates.
NOTE: Numbers and percents may not add to totals because of rounding.
SOURCE: Centers for Medicare & Medicaid Services, Office of the Actuary.

TAB 5

Table 1
National Health Expenditures and Selected Economic Indicators, Levels and Annual Percent Change: Calendar Years 2004-2019 1

						Projected
Item	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019

National Health Expenditures (billions)	$1,855.4	$1,982.5	$2,112.5	$2,239.7	$2,338.7	$2,472.2	$2,569.6	$2,702.9	$2,850.2	$3,024.7	$3,225.3	$3,441.9	$3,683.8	$3,936.0	$4,203.6	$4,482.7
National Health Expenditures as a Percent of Gross Domestic Product	15.6%	15.7%	15.8%	15.9%	16.2%	17.3%	17.3%	17.3%	17.2%	17.3%	17.4%	17.7%	18.1%	18.5%	18.9%	19.3%
National Health Expenditures Per Capita	$6,327.5	$6,701.3	$7,071.1	$7,423.1	$7,680.7	$8,046.7	$8,289.9	$8,643.4	$9,035.2	$9,505.1	$10,048.0	$10,630.8	$11,281.4	$11,952.0	$12,658.1	$13,387.2
Gross Domestic Product (billions)	$11,867.8	$12,638.4	$13,398.9	$14,077.6	$14,441.4	$14,282.5	$14,853.8	$15,611.4	$16,563.7	$17,524.4	$18,488.2	$19,431.1	$20,344.4	$21,280.2	$22,259.1	$23,283.0
Gross Domestic Product (billions of 2005 $)	$12,263.8	$12,638.4	$12,976.2	$13,254.1	$13,312.2	$12,992.7	$13,343.5	$13,823.9	$14,404.5	$14,923.0	$15,370.7	$15,785.7	$16,148.8	$16,504.1	$16,867.2	$17,238.3
Gross Domestic Product Implicit Price Deflator (chain weighted 2005 base year)	0.968	1.000	1.033	1.062	1.085	1.099	1.113	1.130	1.151	1.177	1.206	1.235	1.265	1.295	1.326	1.358
Consumer Price Index (CPI-W) — 1982-1984 base	1.889	1.953	2.016	2.073	2.153	2.131	2.168	2.218	2.277	2.348	2.421	2.489	2.558	2.630	2.704	2.779
CMS Implicit Medical Price Deflator[2]	0.966	1.000	1.034	1.069	1.102	1.137	1.169	1.200	1.237	1.277	1.321	1.369	1.418	1.469	1.523	1.579
U.S. Population[3]	293.2	295.8	298.8	301.7	304.5	307.2	310.0	312.7	315.5	318.2	321.0	323.8	326.5	329.3	332.1	334.8
Population age less than 65 years	257.3	259.5	261.8	264.0	265.8	267.9	270.0	271.9	273.5	274.9	276.4	277.8	279.2	280.6	281.8	283.0
Population age 65 years and older	36.0	36.3	37.0	37.7	38.7	39.3	40.0	40.8	42.0	43.3	44.6	45.9	47.3	48.8	50.3	51.9
Private Health Insurance — NHE (billions)	$646.1	$691.0	$727.6	$759.7	$783.2	$808.7	$829.3	$862.3	$894.3	$942.2	$1,004.8	$1,075.9	$1,149.4	$1,220.4	$1,290.8	$1,360.6
Private Health Insurance — PHC (billions)	560.3	599.8	634.6	665.1	691.2	718.5	732.9	753.9	782.7	824.4	878.4	939.5	1,001.2	1,059.7	1,118.7	1,177.9
National Health Expenditures (billions)	—	6.9	6.6	6.0	4.4	5.7	3.9	5.2	5.5	6.1	6.6	6.7	7.0	6.8	6.8	6.6
National Health Expenditures as a Percent of Gross Domestic Product (Change)	—	0.1%	0.1%	0.1%	0.3%	1.1%	0.0%	0.0%	-0.1%	0.1%	0.2%	0.3%	0.4%	0.4%	0.4%	0.4%
National Health Expenditures Per Capita	—	5.9	5.5	5.0	3.5	4.8	3.0	4.3	4.5	5.2	5.7	5.8	6.1	5.9	5.9	5.8
Gross Domestic Product (billions)	—	6.5	6.0	5.1	2.6	-1.1	4.0	5.1	6.1	5.8	5.5	5.1	4.7	4.6	4.6	4.6
Gross Domestic Product (billions of 2005 $)	—	3.1	2.7	2.1	0.4	-2.4	2.7	3.6	4.2	3.6	3.0	2.7	2.3	2.2	2.2	2.2
Gross Domestic Product Implicit Price Deflator (chain weighted 2005 base year)	—	3.3	3.3	2.9	2.1	1.3	1.3	1.5	1.9	2.2	2.5	2.4	2.4	2.4	2.4	2.4
Consumer Price Index (CPI-W) — 1982-1984 base	—	3.4	3.2	2.8	3.8	-1.0	1.7	2.3	2.7	3.1	3.1	2.8	2.8	2.8	2.8	2.8
CMS Implicit Medical Price Deflator[2]	—	3.6	3.4	3.4	3.0	3.2	2.8	2.7	3.0	3.3	3.5	3.6	3.6	3.6	3.7	3.7
U.S. Population[3]	—	0.9	1.0	1.0	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.8	0.8
Population age less than 65 years	—	0.9	0.9	0.8	0.7	0.8	0.8	0.7	0.6	0.5	0.5	0.5	0.5	0.5	0.4	0.4
Population age 65 years and older	—	1.1	1.8	2.0	2.5	1.8	1.6	2.1	3.0	3.2	3.0	2.9	3.0	3.1	3.1	3.2
Private Health Insurance — NHE	—	6.9	5.3	4.4	3.1	3.3	2.5	4.0	3.7	5.4	6.7	7.1	6.8	6.2	5.8	5.4
Private Health Insurance — PHC	—	7.0	5.8	4.8	3.9	4.0	2.0	2.9	3.8	5.3	6.6	7.0	6.6	5.8	5.6	5.3

1 The health spending projections were based on the 2008 version of the National Health Expenditures released in January 2010.
2 2005 base year. Calculated as the difference between nominal personal health care spending and real personal health care spending. Real personal health care spending is produced by deflating spending on each service type by the appropriate deflator (PPI, CPI, etc.) and adding real spending by service type.
3 July 1 Census resident based population estimates.
NOTE: Numbers and percents may not add to totals because of rounding.
SOURCE: Centers for Medicare & Medicaid Services, Office of the Actuary.

Table 1
National Health Expenditures Aggregate, Per Capita Amounts, Percent Distribution,
and Average Annual Percent Growth, by Source of Funds: Selected Calendar Years 1960-2008

Item	1960	1970	1980	1990	1993	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008

	Billions of Dollars
National Health Expenditures	$27.5	$74.9	$253.4	$714.2	$912.5	$1,125.1	$1,190.0	$1,265.2	$1,352.9	$1,469.2	$1,602.4	$1,735.2	$1,855.4	$1,982.5	$2,112.5	$2,239.7	$2,338.7
Private	20.7	46.8	147.0	427.4	512.3	613.5	662.1	709.2	756.5	807.0	880.6	956.6	1015.5	1082.8	1136.8	1201.0	1232.0
Public	6.7	28.1	106.4	286.8	400.2	511.6	527.9	556.0	596.4	662.2	721.8	778.6	839.9	899.8	975.7	1038.7	1106.7
Federal	2.9	17.7	71.6	193.9	279.4	365.3	372.3	389.9	417.6	464.9	509.1	552.0	599.8	641.4	709.6	755.3	816.9
State and Local	3.9	10.4	34.8	92.9	120.8	146.3	155.6	166.1	178.8	197.3	212.7	226.5	240.2	258.4	266.1	283.4	289.8
	Millions
U.S. Population[1]	186	210	230	254	263	274	277	280	283	285	288	291	293	296	299	302	304
	Billions of Dollars
Gross Domestic Product[2]	$526	$1,038	$2,788	$5,801	$6,667	$8,332	$8,794	$9,354	$9,952	$10,286	$10,642	$11,142	$11,868	$12,638	$13,399	$14,078	$14,441
	Per Capita Amount in Dollars
National Health Expenditures	$148	$356	$1,100	$2,814	$3,468	$4,103	$4,295	$4,522	$4,789	$5,150	$5,564	$5,973	$6,327	$6,701	$7,071	$7,423	$7,681
Private	111	222	638	1,684	1,947	2,237	2,390	2,535	2,678	2,829	3,058	3,293	3,463	3,660	3,805	3,980	4,046
Public	36	134	462	1,130	1,521	1,866	1,905	1,987	2,111	2,321	2,506	2,680	2,864	3,041	3,266	3,443	3,635
Federal	15	84	311	764	1,062	1,332	1,344	1,393	1,478	1,629	1,768	1,900	2,045	2,168	2,375	2,503	2,683
State and Local	21	49	151	366	459	533	562	594	633	692	738	780	819	873	891	939	952
	Percent Distribution
National Health Expenditures	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Private	75.5	62.5	58.0	59.8	56.1	54.5	55.6	56.1	55.9	54.9	55.0	55.1	54.7	54.6	53.8	53.6	52.7
Public	24.5	37.5	42.0	40.2	43.9	45.5	44.4	43.9	44.1	45.1	45.0	44.9	45.3	45.4	46.2	46.4	47.3
Federal	10.4	23.7	28.2	27.2	30.6	32.5	31.3	30.8	30.9	31.6	31.8	31.8	32.3	32.4	33.6	33.7	34.9
State and Local	14.1	13.8	13.7	13.0	13.2	13.0	13.1	13.1	13.2	13.4	13.3	13.1	12.9	13.0	12.6	12.7	12.4
	Percent of Gross Domestic Product
National Health Expenditures	5.2	7.2	9.1	12.3	13.7	13.5	13.5	13.5	13.6	14.3	15.1	15.6	15.6	15.7	15.8	15.9	16.2
	Average Annual Percent Growth from Previous Year Shown
National Health Expenditures		10.5	13.0	10.9	8.5	5.4	5.8	6.3	6.9	8.6	9.1	8.3	6.9	6.9	6.6	6.0	4.4
Private		8.5	12.1	11.3	6.2	4.6	7.9	7.1	6.7	6.7	9.1	8.6	6.1	6.6	5.0	5.6	2.6
Public		15.3	14.2	10.4	11.7	6.3	3.2	5.3	7.3	11.0	9.0	7.9	7.9	7.1	8.4	6.5	6.5
Federal		20.0	15.0	10.5	12.9	6.9	1.9	4.7	7.1	11.3	9.5	8.4	8.6	6.9	10.6	6.4	8.2
State and Local		10.3	12.9	10.3	9.1	4.9	6.4	6.7	7.7	10.3	7.8	6.5	6.0	7.6	3.0	6.5	2.2
U.S. Population[1]		1.2	0.9	1.0	1.2	1.0	1.0	1.0	1.0	1.0	0.9	0.9	0.9	0.9	1.0	1.0	0.9
Gross Domestic Product[2]		7.0	10.4	7.6	4.8	5.7	5.5	6.4	6.4	3.4	3.5	4.7	6.5	6.5	6.0	5.1	2.6

[1]	Census resident-based population less armed forces overseas and population of outlying areas. Source: U.S. Bureau of the Census.

[2]	U.S. Department of Commerce, Bureau of Economic Analysis.
NOTE: Numbers and percents may not add to totals because of rounding. Dollar amounts shown are in current dollars.
SOURCE: Centers for Medicare & Medicaid Services, Office of the Actuary, National Health Statistics Group; U.S. Department of Commerce, Bureau of Economic Analysis; and U.S. Bureau of the Census.

TAB 6

Table 3
National Health Expenditures; Aggregate and per Capita Amounts, Percent Distribution and Annual Percent Change by Source of Funds:

Calendar Years 2004-2019 [1]
			Third-Party Payments
						Public
		Out-of-Pocket		Private Health	Other Private			State and
Year	Total	Payments	Total	Insurance	Funds	Total	Federal[2]	Local[2]	Medicare[3]	Medicaid[4]

Historical Estimates					Amount in Billions
2004	$1,855.4	$234.8	$1,620.6	$646.1	$134.5	$839.9	$599.8	$240.2	$311.3	$290.5
2005	1,982.5	247.5	1,735.0	691.0	144.3	899.8	641.4	258.4	339.8	311.5
2006	2,112.5	254.9	1,857.6	727.6	154.3	975.7	709.6	266.1	403.4	310.0
2007	2,239.7	270.3	1,969.4	759.7	171.0	1,038.7	755.3	283.4	432.2	328.9
2008	2,338.7	277.8	2,061.0	783.2	171.1	1,106.7	816.9	289.8	469.2	344.3
Projected
2009	2,472.2	283.5	2,188.7	808.7	176.5	1,203.4	918.6	284.8	507.1	378.3
2010	2,569.6	292.1	2,277.5	829.3	182.5	1,265.7	965.7	300.0	514.7	412.0
2011	2,702.9	299.9	2,402.9	862.3	190.8	1,349.8	984.8	365.0	544.4	447.0
2012	2,850.2	311.1	2,539.2	894.3	201.2	1,443.6	1,057.3	386.3	585.7	478.3
2013	3,024.7	327.3	2,697.5	942.2	214.6	1,540.7	1,130.6	410.0	626.8	513.2
2014	3,225.3	348.1	2,877.2	1,004.8	230.7	1,641.6	1,206.9	434.8	672.8	551.7
2015	3,441.9	371.6	3,070.2	1,075.9	249.9	1,744.5	1,282.2	462.3	714.0	593.3
2016	3,683.8	395.0	3,288.8	1,149.4	269.6	1,869.8	1,376.4	493.4	767.4	638.3
2017	3,936.0	417.3	3,518.6	1,220.4	288.5	2,009.8	1,483.1	526.7	830.0	686.8
2018	4,203.6	440.8	3,762.8	1,290.8	308.3	2,163.7	1,601.1	562.5	900.8	739.0
2019	4,482.7	465.6	4,017.1	1,360.6	328.2	2,328.3	1,728.5	599.8	977.8	794.3
Historical Estimates					Per Capita Amount
2004	$6,327	$801	$5,527	$2,204	$459	$2,864	$2,045	$819	(5)	(5)
2005	6,701	837	5,865	2,336	488	3,041	2,168	873	(5)	(5)
2006	7,071	853	6,218	2,435	517	3,266	2,375	891	(5)	(5)
2007	7,423	896	6,527	2,518	567	3,443	2,503	939	(5)	(5)
2008	7,681	912	6,768	2,572	562	3,635	2,683	952	(5)	(5)
Projected									(5)	(5)
2009	8,047	923	7,124	2,632	574	3,917	2,990	927	(5)	(5)
2010	8,290	942	7,348	2,676	589	4,083	3,115	968	(5)	(5)
2011	8,643	959	7,664	2,757	610	4,317	3,149	1,167	(5)	(5)
2012	9,035	986	8,049	2,835	638	4,576	3,352	1,225	(5)	(5)
2013	9,505	1,028	8,477	2,961	674	4,841	3,553	1,289	(5)	(5)
2014	10,048	1,085	8,964	3,130	719	5,114	3,760	1,354	(5)	(5)
2015	10,631	1,148	9,483	3,323	772	5,388	3,960	1,428	(5)	(5)
2016	11,281	1,210	10,072	3,520	826	5,726	4,215	1,511	(5)	(5)
2017	11,952	1,267	10,685	3,706	876	6,103	4,503	1,600	(5)	(5)
2018	12,658	1,327	11,331	3,887	928	6,515	4,821	1,694	(5)	(5)
2019	13,387	1,390	11,997	4,063	980	6,953	5,162	1,791	(5)	(5)
Historical Estimates					Percent Distribution
2004	100.0	12.7	87.3	34.8	7.2	45.3	32.3	12.9	16.8	15.7
2005	100.0	12.5	87.5	34.9	7.3	45.4	32.4	13.0	17.1	15.7
2006	100.0	12.1	87.9	34.4	7.3	46.2	33.6	12.6	19.1	14.7
2007	100.0	12.1	87.9	33.9	7.6	46.4	33.7	12.7	19.3	14.7
2008	100.0	11.9	88.1	33.5	7.3	47.3	34.9	12.4	20.1	14.7
Projected
2009	100.0	11.5	88.5	32.7	7.1	48.7	37.2	11.5	20.5	15.3
2010	100.0	11.4	88.6	32.3	7.1	49.3	37.6	11.7	20.0	16.0
2011	100.0	11.1	88.9	31.9	7.1	49.9	36.4	13.5	20.1	16.5
2012	100.0	10.9	89.1	31.4	7.1	50.7	37.1	13.6	20.5	16.8
2013	100.0	10.8	89.2	31.1	7.1	50.9	37.4	13.6	20.7	17.0
2014	100.0	10.8	89.2	31.2	7.2	50.9	37.4	13.5	20.9	17.1
2015	100.0	10.8	89.2	31.3	7.3	50.7	37.3	13.4	20.7	17.2
2016	100,0	10.7	89.3	31.2	7.3	50.8	37.4	13.4	20.8	17.3
2017	100.0	10.6	89.4	31.0	7.3	51.1	37.7	13.4	21.1	17.4
2018	100.0	10.5	89.5	30.7	7.3	51.5	38.1	13.4	21.4	17.6
2019	100.0	10.4	89.6	30.4	7.3	51.9	38.6	13.4	21.8	17.7
Historical Estimates	Annual Percent Change from Previous Year Shown
2004	—	—	—	—	—	—	—	—	—	—
2005	6.9	5.4	7.1	6.9	7.3	7.1	6.9	7.6	9.2	7.2
2006	6.6	3.0	7.1	5.3	7.0	8.4	10.6	3.0	18.7	-0.5
2007	6.0	6.0	6.0	4.4	10.8	6.5	6.4	6.5	7.1	6.1
2008	4.4	2.8	4.7	3.1	0.1	6.5	8.2	2.2	8.6	4.7
Projected
2009	5.7	2.1	6.2	3.3	3.2	8.7	12.4	-1.7	8.1	9.9
2010	3.9	3.0	4.1	2.5	3.4	5.2	5.1	5.3	1.5	8.9
2011	5.2	2.7	5.5	4.0	4.6	6.6	2.0	21.7	5.8	8.5
2012	5.5	3.7	5.7	3.7	5.5	7.0	7.4	5.8	7.6	7.0
2013	6.1	5.2	6.2	5.4	6.7	6.7	6.9	6.1	7.0	7.3
2014	6.6	6.4	6.7	6.7	7.5	6.6	6.7	6.0	7.3	7.5
2015	6.7	6.7	6.7	7.1	8.3	6.3	6.2	6.3	6.1	7.5
2016	7.0	6.3	7.1	6.8	7.9	7.2	7.4	6.7	7.5	7.6
2017	6.8	5.6	7.0	6.2	7.0	7.5	7.7	6.8	8.2	7.6
2018	6.8	5.6	6.9	5.8	6.9	7.7	8.0	6.8	8.5	7.6
2019	6.6	5.6	6.8	5.4	6.5	7.6	8.0	6.6	8.6	7.5

1 The health spending projections were based on the 2008 version of the National Health Expenditures (NHE) released in January 2010.
2 Includes Medicaid SCHIP Expansion and SCHIP.
3 Subset of Federal funds.
4 Subset of Federal and State and local funds.
5 Calculation of per capita estimates is inappropriate.
NOTES: Per capita amounts based on July 1 Census resident based population estimates. Numbers and percents may not add to totals because of rounding.
SOURCE: Centers for Medicare & Medicaid Services, Office of the Actuary.

Table 1
National Health Expenditures Aggregate, Per Capita Amounts, Percent Distribution,
and Average Annual Percent Growth, by Source of Funds: Selected Calendar Years 1960-2008

Item	1960	1970	1980	1990	1993	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008

	Billions of Dollars
National Health Expenditures	$27.5	$74.9	$253.4	$714.2	$912.5	$1,125.1	$1,190.0	$1,265.2	$1,352.9	$1,469.2	$1,602.4	$1,735.2	$1,855.4	$1,982.5	$2,112.5	$2,239.7	$2,338.7
Private	20.7	46.8	147.0	427.4	512.3	613.5	662.1	709.2	756.5	807.0	880.6	956.6	1015.5	1082.8	1136.8	1201.0	1232.0
Public	6.7	28.1	106.4	286.8	400.2	511.6	527.9	556.0	596.4	662.2	721.8	778.6	839.9	899.8	975.7	1038.7	1106.7
Federal	2.9	17.7	71.6	193.9	279.4	365.3	372.3	389.9	417.6	464.9	509.1	552.0	599.8	641.4	709.6	755.3	816.9
State and Local	3.9	10.4	34.8	92.9	120.8	146.3	155.6	166.1	178.8	197.3	212.7	226.5	240.2	258.4	266.1	283.4	289.8
	Millions
U.S. Population[1]	186	210	230	254	263	274	277	280	283	285	288	291	293	296	299	302	304
	Billions of Dollars
Gross Domestic Product[2]	$526	$1,038	$2,788	$5,801	$6,667	$8,332	$8,794	$9,354	$9,952	$10,286	$10,642	$11,142	$11,868	$12,638	$13,399	$14,078	$14,441
	Per Capita Amount in Dollars
National Health Expenditures	$148	$356	$1,100	$2,814	$3,468	$4,103	$4,295	$4,522	$4,789	$5,150	$5,564	$5,973	$6,327	$6,701	$7,071	$7,423	$7,681
Private	111	222	638	1,684	1,947	2,237	2,390	2,535	2,678	2,829	3,058	3,293	3,463	3,660	3,805	3,980	4,046
Public	36	134	462	1,130	1,521	1,866	1,905	1,987	2,111	2,321	2,506	2,680	2,864	3,041	3,266	3,443	3,635
Federal	15	84	311	764	1,062	1,332	1,344	1,393	1,478	1,629	1,768	1,900	2,045	2,168	2,375	2,503	2,683
State and Local	21	49	151	366	459	533	562	594	633	692	738	780	819	873	891	939	952
	Percent Distribution
National Health Expenditures	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Private	75.5	62.5	58.0	59.8	56.1	54.5	55.6	56.1	55.9	54.9	55.0	55.1	54.7	54.6	53.8	53.6	52.7
Public	24.5	37.5	42.0	40.2	43.9	45.5	44.4	43.9	44.1	45.1	45.0	44.9	45.3	45.4	46.2	46.4	47.3
Federal	10.4	23.7	28.2	27.2	30.6	32.5	31.3	30.8	30.9	31.6	31.8	31.8	32.3	32.4	33.6	33.7	34.9
State and Local	14.1	13.8	13.7	13.0	13.2	13.0	13.1	13.1	13.2	13.4	13.3	13.1	12.9	13.0	12.6	12.7	12.4
	Percent of Gross Domestic Product
National Health Expenditures	5.2	7.2	9.1	12.3	13.7	13.5	13.5	13.5	13.6	14.3	15.1	15.6	15.6	15.7	15.8	15.9	16.2
	Average Annual Percent Growth from Previous Year Shown
National Health Expenditures		10.5	13.0	10.9	8.5	5.4	5.8	6.3	6.9	8.6	9.1	8.3	6.9	6.9	6.6	6.0	4.4
Private		8.5	12.1	11.3	6.2	4.6	7.9	7.1	6.7	6.7	9.1	8.6	6.1	6.6	5.0	5.6	2.6
Public		15.3	14.2	10.4	11.7	6.3	3.2	5.3	7.3	11.0	9.0	7.9	7.9	7.1	8.4	6.5	6.5
Federal		20.0	15.0	10.5	12.9	6.9	1.9	4.7	7.1	11.3	9.5	8.4	8.6	6.9	10.6	6.4	8.2
State and Local		10.3	12.9	10.3	9.1	4.9	6.4	6.7	7.7	10.3	7.8	6.5	6.0	7.6	3.0	6.5	2.2
U.S. Population[1]		1.2	0.9	1.0	1.2	1.0	1.0	1.0	1.0	1.0	0.9	0.9	0.9	0.9	1.0	1.0	0.9
Gross Domestic Product[2]		7.0	10.4	7.6	4.8	5.7	5.5	6.4	6.4	3.4	3.5	4.7	6.5	6.5	6.0	5.1	2.6

[1]	Census resident-based population less armed forces overseas and population of outlying areas. Source: U.S. Bureau of the Census.

[2]	U.S. Department of Commerce, Bureau of Economic Analysis.
NOTE: Numbers and percents may not add to totals because of rounding. Dollar amounts shown are in current dollars.
SOURCE: Centers for Medicare & Medicaid Services, Office of the Actuary, National Health Statistics Group; U.S. Department of Commerce, Bureau of Economic Analysis; and U.S. Bureau of the Census.

Table 3
National Health Expenditures; Aggregate and per Capita Amounts, Percent Distribution and Annual Percent Change by Source of Funds:

Calendar Years 2004-2019 [1]
			Third-Party Payments
						Public
		Out-of-Pocket		Private Health	Other Private			State and
Year	Total	Payments	Total	Insurance	Funds	Total	Federal[2]	Local[2]	Medicare[3]	Medicaid[4]

Historical Estimates					Amount in Billions
2004	$1,855.4	$234.8	$1,620.6	$646.1	$134.5	$839.9	$599.8	$240.2	$311.3	$290.5
2005	1,982.5	247.5	1,735.0	691.0	144.3	899.8	641.4	258.4	339.8	311.5
2006	2,112.5	254.9	1,857.6	727.6	154.3	975.7	709.6	266.1	403.4	310.0
2007	2,239.7	270.3	1,969.4	759.7	171.0	1,038.7	755.3	283.4	432.2	328.9
2008	2,338.7	277.8	2,061.0	783.2	171.1	1,106.7	816.9	289.8	469.2	344.3
Projected
2009	2,472.2	283.5	2,188.7	808.7	176.5	1,203.4	918.6	284.8	507.1	378.3
2010	2,569.6	292.1	2,277.5	829.3	182.5	1,265.7	965.7	300.0	514.7	412.0
2011	2,702.9	299.9	2,402.9	862.3	190.8	1,349.8	984.8	365.0	544.4	447.0
2012	2,850.2	311.1	2,539.2	894.3	201.2	1,443.6	1,057.3	386.3	585.7	478.3
2013	3,024.7	327.3	2,697.5	942.2	214.6	1,540.7	1,130.6	410.0	626.8	513.2
2014	3,225.3	348.1	2,877.2	1,004.8	230.7	1,641.6	1,206.9	434.8	672.8	551.7
2015	3,441.9	371.6	3,070.2	1,075.9	249.9	1,744.5	1,282.2	462.3	714.0	593.3
2016	3,683.8	395.0	3,288.8	1,149.4	269.6	1,869.8	1,376.4	493.4	767.4	638.3
2017	3,936.0	417.3	3,518.6	1,220.4	288.5	2,009.8	1,483.1	526.7	830.0	686.8
2018	4,203.6	440.8	3,762.8	1,290.8	308.3	2,163.7	1,601.1	562.5	900.8	739.0
2019	4,482.7	465.6	4,017.1	1,360.6	328.2	2,328.3	1,728.5	599.8	977.8	794.3
Historical Estimates					Per Capita Amount
2004	$6,327	$801	$5,527	$2,204	$459	$2,864	$2,045	$819	(5)	(5)
2005	6,701	837	5,865	2,336	488	3,041	2,168	873	(5)	(5)
2006	7,071	853	6,218	2,435	517	3,266	2,375	891	(5)	(5)
2007	7,423	896	6,527	2,518	567	3,443	2,503	939	(5)	(5)
2008	7,681	912	6,768	2,572	562	3,635	2,683	952	(5)	(5)
Projected									(5)	(5)
2009	8,047	923	7,124	2,632	574	3,917	2,990	927	(5)	(5)
2010	8,290	942	7,348	2,676	589	4,083	3,115	968	(5)	(5)
2011	8,643	959	7,664	2,757	610	4,317	3,149	1,167	(5)	(5)
2012	9,035	986	8,049	2,835	638	4,576	3,352	1,225	(5)	(5)
2013	9,505	1,028	8,477	2,961	674	4,841	3,553	1,289	(5)	(5)
2014	10,048	1,085	8,964	3,130	719	5,114	3,760	1,354	(5)	(5)
2015	10,631	1,148	9,483	3,323	772	5,388	3,960	1,428	(5)	(5)
2016	11,281	1,210	10,072	3,520	826	5,726	4,215	1,511	(5)	(5)
2017	11,952	1,267	10,685	3,706	876	6,103	4,503	1,600	(5)	(5)
2018	12,658	1,327	11,331	3,887	928	6,515	4,821	1,694	(5)	(5)
2019	13,387	1,390	11,997	4,063	980	6,953	5,162	1,791	(5)	(5)
Historical Estimates					Percent Distribution
2004	100.0	12.7	87.3	34.8	7.2	45.3	32.3	12.9	16.8	15.7
2005	100.0	12.5	87.5	34.9	7.3	45.4	32.4	13.0	17.1	15.7
2006	100.0	12.1	87.9	34.4	7.3	46.2	33.6	12.6	19.1	14.7
2007	100.0	12.1	87.9	33.9	7.6	46.4	33.7	12.7	19.3	14.7
2008	100.0	11.9	88.1	33.5	7.3	47.3	34.9	12.4	20.1	14.7
Projected
2009	100.0	11.5	88.5	32.7	7.1	48.7	37.2	11.5	20.5	15.3
2010	100.0	11.4	88.6	32.3	7.1	49.3	37.6	11.7	20.0	16.0
2011	100.0	11.1	88.9	31.9	7.1	49.9	36.4	13.5	20.1	16.5
2012	100.0	10.9	89.1	31.4	7.1	50.7	37.1	13.6	20.5	16.8
2013	100.0	10.8	89.2	31.1	7.1	50.9	37.4	13.6	20.7	17.0
2014	100.0	10.8	89.2	31.2	7.2	50.9	37.4	13.5	20.9	17.1
2015	100.0	10.8	89.2	31.3	7.3	50.7	37.3	13.4	20.7	17.2
2016	100,0	10.7	89.3	31.2	7.3	50.8	37.4	13.4	20.8	17.3
2017	100.0	10.6	89.4	31.0	7.3	51.1	37.7	13.4	21.1	17.4
2018	100.0	10.5	89.5	30.7	7.3	51.5	38.1	13.4	21.4	17.6
2019	100.0	10.4	89.6	30.4	7.3	51.9	38.6	13.4	21.8	17.7
Historical Estimates	Annual Percent Change from Previous Year Shown
2004	—	—	—	—	—	—	—	—	—	—
2005	6.9	5.4	7.1	6.9	7.3	7.1	6.9	7.6	9.2	7.2
2006	6.6	3.0	7.1	5.3	7.0	8.4	10.6	3.0	18.7	-0.5
2007	6.0	6.0	6.0	4.4	10.8	6.5	6.4	6.5	7.1	6.1
2008	4.4	2.8	4.7	3.1	0.1	6.5	8.2	2.2	8.6	4.7
Projected
2009	5.7	2.1	6.2	3.3	3.2	8.7	12.4	-1.7	8.1	9.9
2010	3.9	3.0	4.1	2.5	3.4	5.2	5.1	5.3	1.5	8.9
2011	5.2	2.7	5.5	4.0	4.6	6.6	2.0	21.7	5.8	8.5
2012	5.5	3.7	5.7	3.7	5.5	7.0	7.4	5.8	7.6	7.0
2013	6.1	5.2	6.2	5.4	6.7	6.7	6.9	6.1	7.0	7.3
2014	6.6	6.4	6.7	6.7	7.5	6.6	6.7	6.0	7.3	7.5
2015	6.7	6.7	6.7	7.1	8.3	6.3	6.2	6.3	6.1	7.5
2016	7.0	6.3	7.1	6.8	7.9	7.2	7.4	6.7	7.5	7.6
2017	6.8	5.6	7.0	6.2	7.0	7.5	7.7	6.8	8.2	7.6
2018	6.8	5.6	6.9	5.8	6.9	7.7	8.0	6.8	8.5	7.6
2019	6.6	5.6	6.8	5.4	6.5	7.6	8.0	6.6	8.6	7.5

1 The health spending projections were based on the 2008 version of the National Health Expenditures (NHE) released in January 2010.
2 Includes Medicaid SCHIP Expansion and SCHIP.
3 Subset of Federal funds.
4 Subset of Federal and State and local funds.
5 Calculation of per capita estimates is inappropriate.
NOTES: Per capita amounts based on July 1 Census resident based population estimates. Numbers and percents may not add to totals because of rounding.
SOURCE: Centers for Medicare & Medicaid Services, Office of the Actuary.

TAB 7

Table 3
National Health Expenditures; Aggregate and per Capita Amounts, Percent Distribution and Annual Percent Change by Source of Funds:

Calendar Years 2004-2019 [1]
			Third-Party Payments
						Public
		Out-of-Pocket		Private Health	Other Private			State and
Year	Total	Payments	Total	Insurance	Funds	Total	Federal[2]	Local[2]	Medicare[3]	Medicaid[4]

Historical Estimates					Amount in Billions
2004	$1,855.4	$234.8	$1,620.6	$646.1	$134.5	$839.9	$599.8	$240.2	$311.3	$290.5
2005	1,982.5	247.5	1,735.0	691.0	144.3	899.8	641.4	258.4	339.8	311.5
2006	2,112.5	254.9	1,857.6	727.6	154.3	975.7	709.6	266.1	403.4	310.0
2007	2,239.7	270.3	1,969.4	759.7	171.0	1,038.7	755.3	283.4	432.2	328.9
2008	2,338.7	277.8	2,061.0	783.2	171.1	1,106.7	816.9	289.8	469.2	344.3
Projected
2009	2,472.2	283.5	2,188.7	808.7	176.5	1,203.4	918.6	284.8	507.1	378.3
2010	2,569.6	292.1	2,277.5	829.3	182.5	1,265.7	965.7	300.0	514.7	412.0
2011	2,702.9	299.9	2,402.9	862.3	190.8	1,349.8	984.8	365.0	544.4	447.0
2012	2,850.2	311.1	2,539.2	894.3	201.2	1,443.6	1,057.3	386.3	585.7	478.3
2013	3,024.7	327.3	2,697.5	942.2	214.6	1,540.7	1,130.6	410.0	626.8	513.2
2014	3,225.3	348.1	2,877.2	1,004.8	230.7	1,641.6	1,206.9	434.8	672.8	551.7
2015	3,441.9	371.6	3,070.2	1,075.9	249.9	1,744.5	1,282.2	462.3	714.0	593.3
2016	3,683.8	395.0	3,288.8	1,149.4	269.6	1,869.8	1,376.4	493.4	767.4	638.3
2017	3,936.0	417.3	3,518.6	1,220.4	288.5	2,009.8	1,483.1	526.7	830.0	686.8
2018	4,203.6	440.8	3,762.8	1,290.8	308.3	2,163.7	1,601.1	562.5	900.8	739.0
2019	4,482.7	465.6	4,017.1	1,360.6	328.2	2,328.3	1,728.5	599.8	977.8	794.3
Historical Estimates					Per Capita Amount
2004	$6,327	$801	$5,527	$2,204	$459	$2,864	$2,045	$819	(5)	(5)
2005	6,701	837	5,865	2,336	488	3,041	2,168	873	(5)	(5)
2006	7,071	853	6,218	2,435	517	3,266	2,375	891	(5)	(5)
2007	7,423	896	6,527	2,518	567	3,443	2,503	939	(5)	(5)
2008	7,681	912	6,768	2,572	562	3,635	2,683	952	(5)	(5)
Projected									(5)	(5)
2009	8,047	923	7,124	2,632	574	3,917	2,990	927	(5)	(5)
2010	8,290	942	7,348	2,676	589	4,083	3,115	968	(5)	(5)
2011	8,643	959	7,664	2,757	610	4,317	3,149	1,167	(5)	(5)
2012	9,035	986	8,049	2,835	638	4,576	3,352	1,225	(5)	(5)
2013	9,505	1,028	8,477	2,961	674	4,841	3,553	1,289	(5)	(5)
2014	10,048	1,085	8,964	3,130	719	5,114	3,760	1,354	(5)	(5)
2015	10,631	1,148	9,483	3,323	772	5,388	3,960	1,428	(5)	(5)
2016	11,281	1,210	10,072	3,520	826	5,726	4,215	1,511	(5)	(5)
2017	11,952	1,267	10,685	3,706	876	6,103	4,503	1,600	(5)	(5)
2018	12,658	1,327	11,331	3,887	928	6,515	4,821	1,694	(5)	(5)
2019	13,387	1,390	11,997	4,063	980	6,953	5,162	1,791	(5)	(5)
Historical Estimates					Percent Distribution
2004	100.0	12.7	87.3	34.8	7.2	45.3	32.3	12.9	16.8	15.7
2005	100.0	12.5	87.5	34.9	7.3	45.4	32.4	13.0	17.1	15.7
2006	100.0	12.1	87.9	34.4	7.3	46.2	33.6	12.6	19.1	14.7
2007	100.0	12.1	87.9	33.9	7.6	46.4	33.7	12.7	19.3	14.7
2008	100.0	11.9	88.1	33.5	7.3	47.3	34.9	12.4	20.1	14.7
Projected
2009	100.0	11.5	88.5	32.7	7.1	48.7	37.2	11.5	20.5	15.3
2010	100.0	11.4	88.6	32.3	7.1	49.3	37.6	11.7	20.0	16.0
2011	100.0	11.1	88.9	31.9	7.1	49.9	36.4	13.5	20.1	16.5
2012	100.0	10.9	89.1	31.4	7.1	50.7	37.1	13.6	20.5	16.8
2013	100.0	10.8	89.2	31.1	7.1	50.9	37.4	13.6	20.7	17.0
2014	100.0	10.8	89.2	31.2	7.2	50.9	37.4	13.5	20.9	17.1
2015	100.0	10.8	89.2	31.3	7.3	50.7	37.3	13.4	20.7	17.2
2016	100,0	10.7	89.3	31.2	7.3	50.8	37.4	13.4	20.8	17.3
2017	100.0	10.6	89.4	31.0	7.3	51.1	37.7	13.4	21.1	17.4
2018	100.0	10.5	89.5	30.7	7.3	51.5	38.1	13.4	21.4	17.6
2019	100.0	10.4	89.6	30.4	7.3	51.9	38.6	13.4	21.8	17.7
Historical Estimates	Annual Percent Change from Previous Year Shown
2004	—	—	—	—	—	—	—	—	—	—
2005	6.9	5.4	7.1	6.9	7.3	7.1	6.9	7.6	9.2	7.2
2006	6.6	3.0	7.1	5.3	7.0	8.4	10.6	3.0	18.7	-0.5
2007	6.0	6.0	6.0	4.4	10.8	6.5	6.4	6.5	7.1	6.1
2008	4.4	2.8	4.7	3.1	0.1	6.5	8.2	2.2	8.6	4.7
Projected
2009	5.7	2.1	6.2	3.3	3.2	8.7	12.4	-1.7	8.1	9.9
2010	3.9	3.0	4.1	2.5	3.4	5.2	5.1	5.3	1.5	8.9
2011	5.2	2.7	5.5	4.0	4.6	6.6	2.0	21.7	5.8	8.5
2012	5.5	3.7	5.7	3.7	5.5	7.0	7.4	5.8	7.6	7.0
2013	6.1	5.2	6.2	5.4	6.7	6.7	6.9	6.1	7.0	7.3
2014	6.6	6.4	6.7	6.7	7.5	6.6	6.7	6.0	7.3	7.5
2015	6.7	6.7	6.7	7.1	8.3	6.3	6.2	6.3	6.1	7.5
2016	7.0	6.3	7.1	6.8	7.9	7.2	7.4	6.7	7.5	7.6
2017	6.8	5.6	7.0	6.2	7.0	7.5	7.7	6.8	8.2	7.6
2018	6.8	5.6	6.9	5.8	6.9	7.7	8.0	6.8	8.5	7.6
2019	6.6	5.6	6.8	5.4	6.5	7.6	8.0	6.6	8.6	7.5

1 The health spending projections were based on the 2008 version of the National Health Expenditures (NHE) released in January 2010.
2 Includes Medicaid SCHIP Expansion and SCHIP.
3 Subset of Federal funds.
4 Subset of Federal and State and local funds.
5 Calculation of per capita estimates is inappropriate.
NOTES: Per capita amounts based on July 1 Census resident based population estimates. Numbers and percents may not add to totals because of rounding.
SOURCE: Centers for Medicare & Medicaid Services, Office of the Actuary.

TAB 8

Appendix A

INDICATOR 1	Number of Older Americans continued
Table 1b. Percentage of the population age 65 and over and 85 and over, selected years 1900-2008 and projected 2010-2050

Year	65 and over	85 and over

Estimates	Percent
1900	4.1	0.2
1910	4.3	0.2
1920	4.7	0.2
1930	5.4	0.2
1940	6.8	0.3
1950	8.1	0.4
1960	9.0	0.5
1970	9.9	0.7
1980	11.3	1.0
1990	12.6	1.2
2000	12.4	1.5
2005	12.4	1.7
2006	12.4	1.8
2007	12.6	1.8
2008	12.8	1.9
Projections
2010	13.0	1.9
2020	16.1	1.9
2030	19.3	2.3
2040	20.0	3.5
2050	20.2	4.3

Reference population: These data refer to the resident population.
SOURCE: U.S. Census Bureau, 1900 to 1940, 1970, and 1980, U.S. Census Bureau. 1983, Table 42; 1950, U.S. Census Bureau, 1953, Table 38; 1960, U.S. Census Bureau, 1964, Table 155; 1990, U.S. Census Bureau, 1991, 1990 Summary Table File; 2000, U.S. Census Bureau, 2001, Census 2000 Summary File; Table 2; Annual estimates of the resident population by sex and selected age groups for the U.S.: April 1, 2000 to July 1,2008 (NC-EST2008-02); Table 2; Projections of the population by selected age groups and sex for the United States: 2010-2050 (NP2008-t2).

73